Exemption No.
82-1357"

Continental

Press Release

[redacted]

04035132

RECEIVED
2004 JUN -8 A 9:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Continental Expands Cooperation with Czech CGS Group

Agricultural Tires business unit to be further developed after acquisition

Hannover, June 1, 2004. Continental AG, Hannover, and the CGS Group, Prague, are expanding their cooperative activities. As a part of this concept, Continental's Agricultural Tires business unit will be acquired by the CGS Group and integrated into the tire division of CGS. Continental views this to be a good opportunity for the unit to attain a better position internationally, since CGS is working intensively on further developing its areas of industrial, agricultural and motorcycle tires. At the same time, the international automotive supplier Continental is taking another step towards implementing its strategy of leaving those business sectors that do not belong to the core business of the corporation.

In connection with the transfer of the business unit, agreements have also been made governing the use of the Continental, Semperit, Barum and Euzkadi trademarks by CGS. Furthermore, for the transitional period Continental will be assisting several areas to also ensure continuity in the wide variety of services provided to customers.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR11.5 billion with a workforce of around 69,000.

Hannes Boekhoff
Head of Press
Tel.: +49 (0)511 938-1278
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

PROCESSED
JUL 06 2004
THOMSON FINANCIAL B

SUPPL

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